Financial Investors Trust
1290 Broadway, Suite 1100
Denver, Colorado 80203

July 10, 2015

VIA EDGAR

Ms. Amy Miller
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”)
File Nos. 33-72424, 811-8194

Dear Ms. Miller:

Concurrently with this correspondence, the Registrant has filed Post-Effective Amendment No. 150 (“PEA 150”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”) and Post-Effective Amendment No. 151 under the Investment Company Act of 1940, as amended.

Among other reasons, PEA 150 is being filed to update the Registrant’s disclosures in Post-Effective Amendment No. 143 filed on April 24, 2015 (“PEA 143”), which included a prospectus and statement of additional information for the ALPS | Metis Global Micro Cap Fund (the “Fund”).

PEA 150 includes: (i) changes to PEA 143 made in response to oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on June 8, 2015; (ii) certain other non-material information not previously included in PEA 143; and (iii) certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on June 8, 2015 to PEA 143, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 150.

U.S. Securities and Exchange Commission
July 10, 2015

Staff Comments: Prospectus

1.	Staff Comment: With respect to the Fund’s fee and expense table, please clarify supplementally what constituents are included within in the “Other Fund Expenses” subcaption, and if appropriate, rename this subcaption or include additional subcaptions to the extent permitted by Form N-1A. Include also a subtotal for all the subcaptions that appear under “Other Expenses.”

Registrant’s Response: The Registrant notes that the subcaption for “Other Fund Expenses” includes, among others, administrative fees, transfer agency fees, state and SEC registration fees, custody fees, Trustee fees and expenses, professional fees and printing expenses. Because the Registrant believes that these fees and expenses are conceptually distinguishable from shareholder servicing fees, but also varied in nature such that no single term can adequately describe them all, the Registrant has elected to identify these fees and expenses collectively under the term “Other Fund Expenses.” A subtotal has been included for the subcaptions included under “Other Expenses.”

2.	Staff Comment: Please clarify supplementally whether all three of the Adviser, Sub-Adviser and the Trust are expected to be parties to the Fund’s fee waiver/expense reimbursement contractual arrangement; if so, please explain the rationale for this approach.

Registrant’s Response: The Registrant confirms that the Trust, the Adviser and the Sub-Adviser will all be parties to the fee waiver/expense reimbursement agreement. Pursuant to this agreement, the Fund, the Adviser and the Sub-Adviser will undertake certain commitments with respect to the fee waiver/expense reimbursement arrangements pertaining to the Fund. As a consequence, the Registrant believes that the footnotes appropriately reference both the Adviser and Sub-Adviser in connection with the fee waiver/expense reimbursement agreement.

3.	Staff Comment: The summary description of the Advisory Agreement appearing under the heading “Management” notes that the “Board, shareholders of the Fund or the Adviser may terminate the Advisory Agreement upon sixty (60) days’ notice.” Please explain supplementally how the Fund is permitted to show post-waiver/reimbursement expense ratios in the Fund’s fee/expense table, bearing in mind Instruction 3(e)’s requirement that any reimbursement or waiver arrangements “reduce Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement . . .” and the fact that the Advisory Agreement appears to be terminable within a year of its execution. Please also explain supplementally whether, in the event the Adviser exercises its right to terminate the Advisory Agreement, whether the Adviser may still recoup previously reimbursed amounts.

U.S. Securities and Exchange Commission
July 10, 2015

Registrant’s Response: The Registrant notes that Instruction 3(e) to Item 3 of Form N-1A permits a fund to show post-waiver/reimbursement expense ratios “[i]f there are expense reimbursement or fee waiver arrangements that will reduce any Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement. . .” While Instruction 3(e) further includes disclosure requirements relating to the termination date and termination mechanisms of the waiver/reimbursement agreement, it does not tie the presentation of post-waiver/reimbursement expense ratios to the fund’s investment advisory agreement in any way. As a consequence, and in light of the fact that the Fund’s contractual waiver/reimbursement arrangement has a termination date of February 28, 2017, the Registrant believes that it is permitted to present post-waiver/reimbursement expense ratios by current Form N-1A instructions.

The Registrant also believes that Instruction 3(e) is not intended to capture circumstances where a waiver/reimbursement agreement is terminated by factors not directly related to the waiver/reimbursement arrangement itself. For example, while the termination of an advisory agreement would, by extension, mean the termination of a related waiver/reimbursement agreement, the same is true of a decision to close or liquidate a Fund. Since a fund’s board, generally speaking, can decide to close or liquidate a fund at any time, a fund’s waiver/reimbursement agreement would also be terminable at any time. A fund would thus never be able to present post-waiver/reimbursement expense ratios if Instruction 3(e) were interpreted to extend to such scenarios.

4.	Staff Comment: In the Expense Example tables, consider also including a heading stating “You would pay the following expenses if you did redeem your shares.”

Registrant’s Response: Comment complied with. The Registrant has included the additional heading in PEA 150.

5.	Staff Comment: The Fund’s Principal Investment Strategies do not mention the use of derivatives, which implies that the Fund will only enter into long-only positions. Please confirm supplementally the Fund’s intentions regarding the use of derivatives, and in light thereof, consider whether the Fund’s current disclosure regarding derivatives appears in the most appropriate sections of the prospectus or statement of additional information (“SAI”).

Registrant’s Response: Comment complied with. Based on information provided by the Sub-Adviser, the Registrant confirms that the level of disclosure in the Fund’s prospectus and SAI regarding the anticipated use of derivatives is appropriate.

6.	Staff Comment: In the Fund’s Principal Investment Strategies, please rephrase the Fund’s disclosure to reflect that the Fund will invest “at least eighty percent of its net assets plus borrowings for investment purposes in micro-cap companies . . .” (emphasis added.

U.S. Securities and Exchange Commission
July 10, 2015

Registrant’s Response: Comment complied with. The Registrant has revised its Principal Investment Strategy disclosure accordingly.

7.	Staff Comment: As Emerging Markets Risks is identified as a principal risk of the Fund, enhance the discussion of the Fund’s Principal Investment Strategies to mention how the Fund intends to invest in emerging markets.

Registrant’s Response: Comment complied with. The Registrant has revised the Fund’s Principal Investment Strategy disclosure to include discussion of investments in emerging or frontier markets, including a description of how the Fund defines those markets.

8.	Staff Comment: As noted in the instructions to Form N-1A, Item 4 is intended to serve as a summary of the Registrant’s Item 9 disclosure. However, the Fund’s Item 4 discussion of Principal Investment Strategies currently mirrors the later Item 9 discussion of Principal Investment Strategies. Consequently, please consider whether the Registrant’s Item 9 disclosure warrants any additional detail.

Registrant’s Response: Comment complied with. The Registrant has considered the Fund’s current Item 4 and Item 9 disclosure, and believes the additional information under the heading “What are the Principal Securities and Instruments in which the Fund Invests?” provides an elaboration of the Fund’s investment strategies in accordance with Item 9 (which information is conversely omitted from the Fund’s summary section in accordance with Item 4).

9.	Staff Comment: In the section titled “What are the Non-Principal Strategies of the Fund?” and with respect to the disclosure appearing under the heading “Changes of Investment Policies”, clarify what the Registrant means by “investment policies.” Consider whether this disclosure may be merged with any other section of the prospectus, and if appropriate, consider clarifying that references to “investment policies” are intended to signify “investment restrictions” or “investment limitations.”

Registrant’s Response: Comment complied with. The Registrant has revised the disclosure in this section to more clearly reflect the reference to the Fund’s non-fundamental investment restrictions.

U.S. Securities and Exchange Commission
July 10, 2015

10.	Staff Comment: In section titled “What are the Non-Principal Strategies of the Fund?”, please consider whether any of the disclosure under the headings “Temporary Defensive Investments” and “Cash Position” is potentially duplicative.

Registrant’s Response: Comment complied with. The Registrant has consolidated the existing disclosure appearing in the two sections under one heading (“Temporary Defensive Investments”).

11.	Staff Comment: Please consider whether the Registrant’s discussion of “Other Investment Companies” can be addressed under the heading “Cash Position” if, as the prospectus suggests, other investment companies will be used primarily for cash management purposes.

Registrant’s Response: Based on information provided by the Sub-Adviser, the Registrant understands that while the Fund’s investments are expected to be generally for purposes of short term cash management, there may be limited and infrequent exceptions to this (i.e. investments in other investment companies for non-cash management purposes). For this reason, the Registrant believes that it would be appropriate to keep “Other Investment Companies” as a separate section, but has revised the disclosure to clarify that such investments will be primarily for short term cash management.

12.	Staff Comment: In accordance with the instructions to Form N-1A, please consider whether any of the discussion relating to the Fund’s non-principal risks more appropriately appears in the SAI.

Registrant’s Response: Comment complied with. Based on input from the Fund’s Sub-Adviser, the Registrant believes that the current disclosure of non-principal risks and strategies in the Prospectus and SAI are appropriate for each document.

13.	Staff Comment: The Fund’s prospectus discusses, under the heading “Taxation of Certain Investments,” the fact that the Fund’s investments in “certain debt obligations, mortgage-backed securities, asset-backed securities and derivatives may also cause the Fund to recognize taxable income . . .” Bearing in mind the Fund’s Principal Investment Strategies, consider whether this disclosure should be amended or removed.

Registrant’s Response: Comment complied with. The Registrant has deleted the abovementioned disclosure from the Prospectus.

U.S. Securities and Exchange Commission
July 10, 2015

Staff Comments: Statement of Additional Information

14.	Staff Comment: Note that both pages 28 and 31 of the Fund’s SAI discuss the Fund’s policy to invest up to 15% of net assets in illiquid securities. Please consider whether both sections are necessary; if so, explain why discussion of illiquid securities is warranted in two different sections.

Registrant’s Response: The Registrant believes that the discussion of its policy vis-à-vis illiquid securities is warranted under the newly added heading “Non-Fundamental Investment Restrictions”, since this is intended to be a list of all of the Fund’s non-fundamental investment restrictions in one section (appearing immediately following the list of the Fund’s fundamental investment restrictions).

The Registrant also believes, however, that the discussion of illiquid securities on p. 28 of the SAI is also warranted, since this section provides additional gloss on how the Fund defines the term “illiquid securities” and also provides information about how the Fund monitors illiquid securities, which are not directly related to the discussion of investment restrictions appearing later.

15.	Staff Comment: Please revise the first two paragraphs introducing the section “Fundamental Investment Restrictions” to comply with the plain English requirements of Form N-1A.

Registrant’s Response: Comment complied with. The Registrant has revised the disclosure appearing under “Fundamental Investment Restrictions.”

16.	Staff Comment: With respect to fundamental investment restriction (1) of the Fund, please rephrase this limitation such that it is clear how the parenthetical “excluding the U.S. Government and its agencies and instrumentalities” applies.

Registrant’s Response: Comment complied with. The Registrant has moved the parenthetical in fundamental investment restriction (1) such that it appears immediately following the reference to “issuers conducting principal business activities in the same industry or group of industries”).

* * *

U.S. Securities and Exchange Commission
July 10, 2015

The Registrant hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or further comments, please contact me at 720.917.0864.

Very truly yours,

/s/ David T. Buhler
David T. Buhler, Esq.
Secretary of Financial Investors Trust

cc:            Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP